Sub-Advisory Agreement

THIS AGREEMENT is made and entered into as of the 6th day of December, 2013, by and between The Timothy Plan, a Delaware business trust (the “Trust”), Timothy Partners, Ltd., a Florida Limited Partnership and Investment Adviser to the Trust (the “Adviser”), and CoreCommodity Management, LLC, a Delaware limited liability company (the “Investment Manager”).

WHEREAS, the Trust is a diversified, open-end management investment company, registered under the Investment Company Act of 1940, as amended (the “Act”), and authorized to issue an indefinite number of series of shares representing interests in separate investment Funds (each referred to as a “Series” and collectively, as the “Series”); and

WHEREAS, the Trust presently issues a number of separate Series, one of which is the Timothy Plan Defensive Strategies Fund (the ” Fund”); and

WHEREAS, Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, and engages in the business of asset management; and

WHEREAS, Investment Manager is registered as an investment adviser under the Investment Advisers Act of 1940, and engages in the business of asset management; and

WHEREAS, the Trust has engaged the Adviser to provide investment management services to each series of the Trust, including the Fund, and

WHEREAS, the Adviser desires to retain Investment Manager to render certain investment management services to certain assets held by the Fund, and Investment Manager is willing to render such services; and

WHEREAS, the Trust consents to the engagement of Investment Manager by Adviser.

NOW THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

1.	Obligations of Investment Manager

(a)	Services. Investment Manager agrees to perform the following services (the “Services”) for the Fund:

(1)	manage the investment and reinvestment of the commodities portion of the Fund’s assets, as is identified from time to time by the Adviser and allocated to the Investment Manager. Investment Manager shall be responsible for the investment and re-investment of only those Fund assets allocated to it from time to time by Adviser, and shall not be responsible for any cash sweeps, subscriptions pending re-investment and/or cash held in anticipation of redemptions;

(2)	continuously review, supervise, and administer the investment program of the Fund;

(3)	determine, in its discretion, the securities to be purchased, retained or sold (and implement those decisions);

(4)	provide the Trust and Adviser with Fund investment transaction records concerning Investment Manager’s activities which the Trust is required to maintain; and

(5)	render regular reports to the Trust’s and Adviser’s officers and directors concerning Investment Manager’s discharge of the foregoing responsibilities.

The foregoing services described in this Paragraph 1 (a) collectively are hereafter called the “Services”

Investment Manager shall discharge the foregoing responsibilities subject to the control of the officers and directors of the Adviser and trustees of the Trust, and in compliance with such commercially reasonable policies as the Trustees may from time to time establish, and in compliance with the objectives, policies, and limitations of the Fund as set forth in the Trust’s most current prospectus and statement of additional information, as amended from time to time, and with all applicable laws and regulations; provided, however, that the Investment Manager will manage only the assets allocated to it by Adviser without considering any other assets owned by the Fund or the Trust, and therefore the Investment Manager shall not be responsible for adhering to the objectives, policies and limitations applicable to the Fund or the Trust as a whole (such as diversification requirements). All Services to be furnished by Investment Manager under this Agreement may be furnished through the medium of any directors, officers or employees of Investment Manager or through such other parties as Investment Manager may determine from time to time.

Investment Manager agrees, at its own expense or at the expense of one or more of its affiliates, to render the Services and to provide the office space, furnishings, equipment and personnel in sufficient amounts and manner to perform the Services on the terms and for the compensation provided herein. Investment Manager shall authorize and permit any of its officers, directors and employees, who may be elected as directors or officers of the Trust, to serve in the capacities in which they are elected.

Unless expressly assumed under this Agreement by Investment Manager, the Trust shall pay all costs and expenses normally incurred in connection with the Trust’s operation and organization.

(b)	Books and Records. All books and records prepared and maintained by Investment Manager for the benefit of the Trust under this Agreement shall be the property of the Trust and, upon request therefor, Investment Manager shall surrender to the Trust copies of such of the books and records so requested. The Trust acknowledges that Investment Manager is required to maintain books and records of its activities, and agrees to allow Investment Manager to retain copies of such records of the Trust as required under federal law. Investment Manager agrees not to use any records of the Trust for any purpose other than for the provision of the Services to the Trust.

(c)	Proxy Voting. Investment Manager is hereby granted the power to vote, tender or non-tender, or direct the voting, tendering or non-tendering of Fund securities purchased by Investment Manager on behalf of the Fund, and take actions on behalf of the Fund with respect to such securities, including, but not limited to, the execution on behalf of the Fund of any consent, request, direction, approval, waiver, objection, appointment or other instrument required or permitted to be signed or executed by the holder of such securities. Investment Manager will not act for the Trust in any legal proceeding, including class actions or bankruptcies, involving a Fund security or the issuer of any fund security.

2.	Fund Transactions.

Investment Manager is authorized to select the brokers or dealers that will execute the purchases and sales of Fund securities for the Fund and is directed to use commercially reasonable efforts to obtain the best net results as described in the Trust’s prospectus from time to time. The Trust has adopted procedures pursuant to Rules 17(a) and 17(e) under the Investment Company Act of 1940 relating to transactions among a Fund and affiliated person thereof (Rule 17(a)), and transactions between a Fund and an affiliated broker or dealer (Rule 17(fe). Investment Manager shall at all times conduct its activities in compliance with such procedures. Investment Manager shall prepare a report at the end of each fiscal quarter reporting on Investment Manager’s compliance with such procedures and setting forth in reasonable detail any transactions which were in violation of such procedures. Investment Manager will promptly communicate to the officers and the directors of the Adviser and Trust such other information relating to Fund transactions as they may reasonably request.

3.	Compensation of Investment Manager. For its services rendered to the Fund, Adviser will pay to Investment Manager a fee at an annual rate equal to 0.40% of the Fund’s average daily allocated assets up to $25 million, and 0.35% of average daily allocated assets over $25 million.

The fees described above shall be computed daily based upon the net asset value of the Fund as determined by a valuation made in accordance with the Trust’s procedures for calculating Fund net asset value as described in the Trust’s currently effective Prospectus and/or Statement of Additional Information. During any period when the determination of the Fund’s net asset value is suspended by the trustees of the Trust, the net asset value of a share of the Fund as of the last business day prior to such suspension shall, for the purpose of this Paragraph 3, be deemed to be net asset value at the close of each succeeding business day until it is again determined.

The fees described above are annual fees, payable 1/12th monthly. Fees for Services rendered during any month will be paid within five (5) business days after the end of the month in which such Services were rendered. In the event that this Agreement is terminated prior to the end of a month in which Investment Manager is providing Services, Adviser shall pay to Investment Manager fees accumulated during that month to the date of termination within five (5) business days after the end of the month in which such Services were rendered. Investment Manager shall have no right to obtain compensation directly from the Fund or the Trust for Services provided hereunder and agrees to look solely to the Adviser for payment of fees due.

4.	Status of Investment Manager.

The services of Investment Manager to the Trust are not to be deemed exclusive, and Investment Manager shall be free to render similar services to others. Notwithstanding the foregoing, Investment Manager shall not render services to other registered investment companies which employ similar moral screening processes without first obtaining the prior written consent of the Trust to render such services.

In order to assist Investment Manager in performing the Services to the Fund, the Trust and/or Adviser may from time to time provide Investment Manager with information, documents, research or writings designated as proprietary by the Trust or the Adviser. Investment Manager agrees that, upon being informed that information, documents, research or writings provided to it are deemed proprietary by the Trust and/or the Adviser, investment Manager agrees that it shall use such proprietary documents only to assist it in performing the Services to the Funds, and further agrees not to use, distribute, or publish, for its own benefit or for the benefit of others, information, documents, research or writings designated as proprietary by the Trust or the Adviser, except to satisfy legal or regulatory duties.

In rendering its Services to the Funds, Investment Manager shall be deemed to be an independent contractor.

Unless expressly authorized or requested by the Trust, Investment Manager shall have no authority to act for or represent the Trust in any way other than as an independent contractor providing the Services described in this Agreement. The parties to this Agreement acknowledge and agree that the Trust may, from time to time, authorize Investment Manager to act for or represent the Trust under limited circumstance. In such circumstance, Investment Manager may be deemed to be an agent of the Trust. Except for those circumstances in which the Trust has specifically authorized Investment Manager to act for or represent the Trust, Investment Manager shall in no way be deemed an agent of the Trust.

Nothing in this Agreement shall limit or restrict the right of any director, officer or employee of Investment Manager, who may also be a director, officer, or employee of the Trust, to engage in any other business or to devote his or her time and attention in part to the management or other aspects of any other business, whether of a similar nature or a dissimilar nature.

5.	Permissible Interests.

Trustees, agents, and stockholders of the Trust are or may be interested in Investment Manager (or any successor thereof) as directors, partners, officers, or stockholders, or otherwise, and directors, partners, officers, agents, and stockholders of Investment Manager are or may be interested in the Trust as trustees, stockholders or otherwise; and Adviser (or any successor) is or may be interested in the Trust as a stockholder or otherwise.

6.	Liability of Investment Manager.

Pursuant to this Agreement, Investment Manager assumes no responsibility under this Agreement other than to render the Services called for hereunder in good faith. Investment Manager shall not be liable for any error of judgment or for any loss suffered by the Trust in connection with the matters to which this Agreement relates, except a loss resulting from a breach of fiduciary duty with respect to receipt of compensation for services (in which case any award of damages shall be limited to the period and the amount set forth in Section 36(b)(3) of the Investment Company Act of 1940) or a loss resulting from willful misfeasance, bad faith or gross negligence on its part in the performance of, or from reckless disregard by it of its obligations and duties under, this Agreement.

7.	Term.

This Agreement shall remain in effect until the 30th day of April, 2015, and from year to year thereafter provided such continuance is approved at least annually by (1) the vote of a majority of the Board of Trustees of the Trust or (2) a vote of a “majority” (as that term is defined in the Investment Company Act of 1940) of the Trust’s outstanding securities, provided that in either event the continuance is also approved by the vote of a majority of the trustees of the Trust who are not parties to this Agreement or “interested persons” (as defined in the Act) of any such party, which vote must be cast in person at meeting called for the purpose of voting on such approval; provided, however, that;

(a)	the Trust or Adviser may, at any time and without the payment of any penalty, terminate this Agreement upon 60 days written notice to Investment Manager;

(b)	the Agreement shall immediately terminate in the event of its assignment (within the meaning of the Act and the Rules there under); and

(c)	Investment Manager may terminate this Agreement without payment of penalty on 60 days written notice to the Trust; and

(d)	the terms of paragraph 6 of this Agreement shall survive the termination of this Agreement.

8.	Notices.

Except as otherwise provided in this Agreement, any notice or other communication required by or permitted to be given in connection with this Agreement will be in writing and will be delivered in person or sent by first class mail, postage prepaid or by prepaid overnight delivery service to the respective parties as follows:

If to the Trust:	If to Adviser	If to the Investment Manager:
The Timothy Plan	Timothy Partners, Ltd.	CoreCommodityManagement, LLC
1055 Maitland Center Commons	1055 Maitland Center Commons	One Station Place, Three South
Maitland, FL 32751	Maitland, FL 32751	Stamford, CT 06902
Arthur D. Ally	By: Covenant funds, Inc.	Adam De Chiara, Co-President
President	Managing General Partner	copy to: General Counsel
Arthur D. Ally, President

9.	Amendments.

No provision of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought, and no amendment of this Agreement shall be effective until approved by vote of the holders of a majority of the Fund’s outstanding voting securities.

10.	Choice of Law.

This Agreement shall be construed in accordance with the laws of the State of New York and the applicable provisions of the Investment Company Act of 1940 (the “Act”). To the extent the applicable law of the State of New York or any of the provisions therein conflict with the applicable provisions of the Act, the latter shall control.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first written above.

The Timothy Plan	Timothy Partners, Ltd.	CoreCommodity Management, LLC

Arthur D. Ally Pres	Arthur D. Ally, Pres., Gen. Partner	Adam De Chlara, Co-President

Patricia S. Rube
Managing Director &
Assoc. General Counsel